# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diversified Energy Co PLC, CIK 0001922446
CUSIP: G2891G204
Title of class of securities: Ordinary shares, par value GBP0.20 per share
Address of issuer's principal executive offices: 1600 Corporate Drive, Birmingham, Alabama (AL), 35242
Date of event which requires filing of this statement: 03/14/2025
Filed by CIK 0001578109
Persons authorized to receive notices and communications: EIG Asset Management, LLC, Krisy Lee, Chief Compliance Officer, 600 New Hampshire Ave NW, Suite 1200, Washington, District Of Columbia (DC), 20037, 202-600-3300

## Reporting persons
- EIG Redwood Co-Investment, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 624,708; shared voting power 0; sole dispositive power 624,708; shared dispositive power 0; aggregate amount beneficially owned 624,708 (0.8% of the class)
  Comment: The percent of class is calculated based on 79,690,741 ordinary shares outstanding as of May 9, 2025, as reported by the Issuer in its Registration Statement on Form F-3, filed with the Securities and Exchange Commission (the "Commission") on May 16, 2025.
- EIG Energy XV Blocker Agent (Redwood), Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 541,997; shared voting power 0; sole dispositive power 541,997; shared dispositive power 0; aggregate amount beneficially owned 541,997 (0.7% of the class)
  Comment: The percent of class is calculated based on 79,690,741 ordinary shares outstanding as of May 9, 2025, as reported by the Issuer in its Registration Statement on Form F-3, filed with the Commission on May 16, 2025.
- EIG Holdings Carry Splitter (Redwood), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,934,731; shared voting power 0; sole dispositive power 1,934,731; shared dispositive power 0; aggregate amount beneficially owned 1,934,731 (2.4% of the class)
  Comment: The percent of class is calculated based on 79,690,741 ordinary shares outstanding as of May 9, 2025, as reported by the Issuer in its Registration Statement on Form F-3, filed with the Commission on May 16, 2025.
- EIG Energy Fund XV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,418,380; shared voting power 0; sole dispositive power 1,418,380; shared dispositive power 0; aggregate amount beneficially owned 1,418,380 (1.8% of the class)
  Comment: The percent of class is calculated based on 79,690,741 ordinary shares outstanding as of May 9, 2025, as reported by the Issuer in its Registration Statement on Form F-3, filed with the Commission on May 16, 2025.
- EIG Energy Fund XV-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 968,093; shared voting power 0; sole dispositive power 968,093; shared dispositive power 0; aggregate amount beneficially owned 968,093 (1.2% of the class)
  Comment: The percent of class is calculated based on 79,690,741 ordinary shares outstanding as of May 9, 2025, as reported by the Issuer in its Registration Statement on Form F-3, filed with the Commission on May 16, 2025.
- EIG Energy Fund XVI, L.P. (CIK 0001578109): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,220,365; shared voting power 0; sole dispositive power 5,220,365; shared dispositive power 0; aggregate amount beneficially owned 5,220,365 (6.6% of the class)
  Comment: The percent of class is calculated based on 79,690,741 ordinary shares outstanding as of May 9, 2025, as reported by the Issuer in its Registration Statement on Form F-3, filed with the Commission on May 16, 2025.
- EIG Energy Fund XVI-E, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 83,955; shared voting power 0; sole dispositive power 83,955; shared dispositive power 0; aggregate amount beneficially owned 83,955 (0.1% of the class)
  Comment: The percent of class is calculated based on 79,690,741 ordinary shares outstanding as of May 9, 2025, as reported by the Issuer in its Registration Statement on Form F-3, filed with the Commission on May 16, 2025.
- EIG Energy Fund XVI Holdings Splitter (Fourpoint), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,385,694; shared voting power 0; sole dispositive power 2,385,694; shared dispositive power 0; aggregate amount beneficially owned 2,385,694 (3% of the class)
  Comment: The percent of class is calculated based on 79,690,741 ordinary shares outstanding as of May 9, 2025, as reported by the Issuer in its Registration Statement on Form F-3, filed with the Commission on May 16, 2025.
- EIG Energy Fund XV Blocker Series C (Fourpoint) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,152,795; shared voting power 0; sole dispositive power 1,152,795; shared dispositive power 0; aggregate amount beneficially owned 1,152,795 (1.4% of the class)
  Comment: The percent of class is calculated based on 79,690,741 ordinary shares outstanding as of May 9, 2025, as reported by the Issuer in its Registration Statement on Form F-3, filed with the Commission on May 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value GBP0.20 per share
Name of issuer: Diversified Energy Co PLC
Address of issuer's principal executive offices: 1600 Corporate Drive, Birmingham, Alabama (AL), 35242

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "ReportingPersons". This statement is filed on behalf of:

EIG Redwood Co-Investment, L.P. ("EIG Redwood Co-Investment LP");
EIG Energy XV Blocker Agent (Redwood), Inc. ("EIG Redwood Blocker");
EIG Holdings Carry Splitter (Redwood), L.P. ("EIG Redwood Splitter");
EIG Energy Fund XV, L.P. ("EIG Fund XV");
EIG Energy Fund XV-A, L.P. ("EIG Fund XV-A");
EIG Energy Fund XVI, L.P. ("EIG Fund XVI");
EIG Energy Fund XVI-E, L.P. ("EIG Fund XVI-E");
EIG Energy Fund XVI Holdings Splitter (Fourpoint), L.P. ("EIG Fourpoint Splitter"); and
EIG Energy Fund XV Blocker Series C (Fourpoint) LLC ("EIG Fourpoint Blocker").

EIG Redwood Co-Investment GP, LLC ("EIG Redwood Co-Investment GP") is the general partner of EIG RedwoodCo-Investment LP. EIG Energy Fund XV GP, LLC ("EIG Fund XV GP") is the general partner of EIG Fund XV and EIG FundXV-A. EIG Energy Fund XVI GP, LLC ("EIG Fund XVI GP", and together with EIG Redwood Co-Investment GP and EIG Fund XVI GP, the "General Partners") is the general partner of EIG Redwood Splitter, EIG Fund XVI,EIG Fund XVI-E, and EIG Fourpoint Splitter. EIG Fourpoint Blocker is managed directly by EIG Management Company,LLC ("EIG Management"). Jean Powers is the sole director and officer of EIG Redwood Blocker. To the extent applicable, the General Partners have constituted investment committees that are, directly or indirectly, responsible for making investment decisions for the Reporting Persons. The members of the relevant investment committees are R. Blair Thomas and Randall S. Wade. Mr. Wade also serves on the board of directors of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated as of May 29, 2025, a copy of which is attachedhereto as Exhibit 1 and incorporated herein by reference.
Residence or business address: The address of the principal office of the Reporting Persons is 600 New Hampshire Ave NW, Suite 1200, Washington, DC 20037.
Present principal occupation or employment: The principal business of the Reporting Persons is to invest in securities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth or incorporated by reference in Items 4 and 6 of this Schedule 13D is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 24, 2025, Diversified Energy Company plc, a public limited company incorporated in England and Wales (the "Issuer"), Maverick Natural Resources, LLC, a Delaware limited liability company ("Maverick Natural Resources"), Remington Merger Sub, LLC, a Delaware limited liability company and indirect wholly owned subsidiary of the Company ("Merger Sub"), Diversified Gas & Oil Corporation, a Delaware corporation and direct wholly owned subsidiary of the Issuer ("DGOC"), and EIG Management, solely in its capacity as representative of the holders, entered into a merger agreement (the "Merger Agreement") pursuant to which Merger Sub would merge with and into Maverick Natural Resources (the "Merger"), with Maverick Natural Resources surviving the merger as a wholly owned subsidiary of DGOC. On March 14, 2025, the Merger closed (the "Closing") and the Reporting Persons received, in addition to certain cash consideration, 14,330,718 ordinary shares ("EIG Merger Shares"), par value of GBP0.20 per share, of the Issuer ("Ordinary Shares") in exchange for all of the Reporting Persons' issued and outstanding limited liability company interests of Maverick Natural Resources, which are being reported herein in addition to an aggregate 1,584,689 Ordinary Shares of the Issuer previously owned by the Reporting Persons.

In connection with Closing, (i) the Reporting Persons entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer pursuant to which, among other things, (a) the Issuer has granted the Reporting Persons certain customary registration rights, including rights to require the Issuer to file and maintain the effectiveness of a registration statement with respect to the re-sale of Ordinary Shares and (b) the Reporting Persons agreed not to sell one-third of the EIG Merger Shares until September 14, 2025, another one-third of the EIG Merger Shares until December 14, 2025 and the last one-third of the EIG Merger Shares until March 14, 2026 and (ii) EIG Management entered into a relationship agreement (the "Relationship Agreement") with the Issuer pursuant to which, among other things, the Issuer granted EIG Management the right to nominate two directors if the Reporting Persons hold at least 20% of the Issuer's Ordinary Shares and one director if the Reporting Persons hold at least 10% of the Issuer's Ordinary Shares. Pursuant to the Relationship Agreement, Mr. Wade was appointed to the board of directors of the Issuer on April 11, 2025.

The descriptions of the Merger Agreement, Registration Rights Agreement and Relationship Agreement in this Item 4 are not intended to be complete and are qualified are their entirety by the agreements that are included hereto as Exhibits 2, 3 and 4, respectively, and are incorporated by reference herein.

On May 27, 2025, the Reporting Persons agreed to sell 1,584,689 Ordinary Shares in an unregistered block trade pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Block Trade"), at a price of $13.73 per Ordinary Share. The amounts reported herein as beneficially owned by the Reporting Persons gives effect to such Block Trade.

Although the Reporting Persons do not have any specific plan or proposal to acquire, transfer or dispose of Ordinary Shares at the time of this filing, consistent with its investment purposes, the Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional or all Ordinary Shares in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such Ordinary Shares now owned or hereafter acquired. In addition, subject to the Registration Rights Agreement limitations, the Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, consolidate or seek to consolidate assets held by the Reporting Persons and their affiliates, including acquiring assets owned by or selling assets to the Issuer, or make changes or seek to make changes to the capital structure of the Issuer. Each Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4.

The Reporting Persons have not made a determination regarding a maximum or minimum number of Ordinary Shares or other securities of the Issuer that they may hold at any point in time.

Also, consistent with their investment intent and ongoing evaluation of their investment in the Issuer and alternatives to such investment, including a potential consolidation, acquisition or sale of assets or Ordinary Shares or changes to the Issuer's capital structure, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer or one or more officers of the Issuer regarding the Issuer. During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of this Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in lines 11 and 13 of each of the cover pages hereto is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information (i) set forth or incorporated by reference in Item 4 of this Schedule 13D and (ii) set forth on lines 7 through 10 of each of the cover pages hereto is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except in connection with the Merger and Block Trade as described in Item 4 hereof, none of the Reporting Persons has effected any transaction related to the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement.
2 Merger Agreement, dated as of January 24, 2025, by and among Maverick Natural Resources, LLC, Diversified Energy Company plc, Remington Merger Sub, LLC, and for certain provisions therein, Diversified Gas & Oil Corporation and EIG Management Company, LLC (incorporated by reference to Exhibit 99.1 to the Issuer's Form 6.K filed on January 27, 2025).
3 Registration Rights Agreement, dated as of March 14, 2025, by and between Diversified Energy Company PLC, the holders set on the signature pages thereto, and, solely for purposes of Section 2.8 therein, Diversified Gas & Oil Corporation (incorporated by reference to Exhibit 4.14 to the Issuer's Form 20-F filed on March 17, 2025).
4 Relationship Agreement, dated March 14, 2025, between Diversified Energy Company PLC and EIG Management, LLC (incorporated by reference to Exhibit 4.15 to the Issuer's Form 20-F filed on March 17, 2025).

## Signatures
- EIG Redwood Co-Investment, L.P.: /s/ Jean Powers, Jean Powers/Managing Director (05/29/2025)
- EIG Redwood Co-Investment, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (05/29/2025)
- EIG Energy XV Blocker Agent (Redwood), Inc.: /s/ Jean Powers, Jean Powers/President (05/29/2025)
- EIG Holdings Carry Splitter (Redwood), L.P.: /s/ Jean Powers, Jean Powers/Managing Director (05/29/2025)
- EIG Holdings Carry Splitter (Redwood), L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (05/29/2025)
- EIG Energy Fund XV, L.P.: /s/ Jean Powers, Jean Powers/Managing Director (05/29/2025)
- EIG Energy Fund XV, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (05/29/2025)
- EIG Energy Fund XV-A, L.P.: /s/ Jean Powers, Jean Powers/Managing Director (05/29/2025)
- EIG Energy Fund XV-A, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (05/29/2025)
- EIG Energy Fund XVI, L.P.: /s/ Jean Powers, Jean Powers/Managing Director (05/29/2025)
- EIG Energy Fund XVI, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (05/29/2025)
- EIG Energy Fund XVI-E, L.P.: /s/ Jean Powers, Jean Powers/Managing Director (05/29/2025)
- EIG Energy Fund XVI-E, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (05/29/2025)
- EIG Energy Fund XVI Holdings Splitter (Fourpoint), L.P.: /s/ Jean Powers, Jean Powers/Managing Director (05/29/2025)
- EIG Energy Fund XVI Holdings Splitter (Fourpoint), L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (05/29/2025)
- EIG Energy Fund XV Blocker Series C (Fourpoint) LLC: /s/ Jean Powers, Jean Powers/Managing Director (05/29/2025)
- EIG Energy Fund XV Blocker Series C (Fourpoint) LLC: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (05/29/2025)